SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)
By:	/s/ Oded Bashan
Oded Bashan Chief Executive Officer and Chairman

Date: May 15, 2012

Press Release

For Immediate Release

OTI Receives Order for 30,000 NFC and Contactless Payment Readers
To be Deployed in the U.S.
- - -
Majority of the Readers to be Delivered in 2012
- - -
OTI’s NFC Solution to be Demonstrated at the NFC Solutions Summit
in San Francisco, CA on May 22-24, 2012

Iselin, NJ, May 15, 2012 - - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that the Company has received an order for 30,000 Near Field Communication (NFC) and contactless payment readers. The OTI readers will be deployed across the United States. OTI plans to deliver majority of the readers to the customer during 2012.

With its SCI OEM integrated solution and the Saturn outdoor and indoor line of readers, OTI  readers provide an easy, cost effective plug-and-play solution to support the migration toward contactless payment and NFC, necessary to support the increasing adoption of NFC payment technology across the world. OTI’s NFC readers are certified by the world’s major credit card associations – including MasterCard, Visa, American Express and Discover for their contactless programs. Also, OTI’s state of the art manufacturing facilities and products received the prestigious Terminal Quality Management (TQM) certification from MasterCard. The TQM scheme was created by MasterCard to ensure that the functionality of chip terminals, as certified during type approval testing by EMVCo, can be sustained throughout a manufacturing cycle.

“We are excited to support the rapidly growing use of NFC and contactless payment in the U.S. Our readers provide a robust and durable solution that assures superior user experience at the point of sale,” said Oded Bashan, OTI’s Chairman and CEO. “This order is part of our efforts to work with our customers to provide the infrastructure for contactless payment as customer demand for NFC enabled devices expands,” Mr. Bashan concluded.

OTI is a pioneer in the contactless payment market and supported MasterCard and Visa, among others, in the creation and implementation of contactless transaction processing and payment solutions. OTI provides NFC enabled devices and reader solutions including its COPNI (“Contactless Payment and NFC Insert”) device that adds NFC capability to existing mobile phones.

OTI holds extensive intellectual property portfolio, including over 100 issued patents and pending patent applications encompassing product applications, software platforms, system and product architecture, product concepts and more in the fields of NFC, contactless payment, secure ID, petroleum and parking solutions. Among OTI’s portfolio is U.S. Patent No. 6,045,043 that covers a design critical for Implementing NFC in Mobile Phones and U.S. Patent No. 8,090,407 which covers the capabilities necessary to turn existing mobile handsets into contactless NFC capable devices through contactless smart SIM technology and concept.

OTI is presenting at the Smart Card Alliance NFC Solutions Summit on May 22-24, 2012 at the Hyatt Regency San Francisco Airport, booth #206. During the Summit, OTI will demonstrate several of its NFC and contactless payment products.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the deployment and actual delivery of the NFC contactless payment readers in the U.S. during the present year, or related to the expected revenues to be generated from the aforesaid order of OTI’s NFC contactless payment readers. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors which are or might be beyond the company’s control and which are further discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com